UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

           REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13A-16 AND L5D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (FEBRUARY 6, 2002)


                                DIVERSINET CORP.

     _______________________________________________________________________
                              (Name of Registrant)

         2225 Sheppard Avenue East, Suite 1700, Toronto, Ontario M2J 5C2
    ________________________________________________________________________
                    (Address of principal executive offices)

1.     Management Information Circular

2.     Proxy Statement

3.     Policy 41 Statement


Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  X               Form 40-F
          ---                        ---

Indicate  by  check  mark  whether  the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
YES         NO  XXX
    ---         ---

                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized


                              DIVERSINET CORP. - SEC FILE NO.0-23304
                              --------------------------------------
                                           (REGISTRANT)



DATE: FEBRUARY 6, 2002        BY: /s/ RICHARD PALMER
                                  ----------------------------------------------
                                  RICHARD PALMER, EXECUTIVE VICE PRESIDENT & CFO

                                [GRAPHIC OMITED]
                                DIVERSINET CORP.
                          NOTICE OF ANNUAL AND GENERAL

MEETING  OF  SHAREHOLDERS

     TAKE NOTICE THAT the annual meeting of shareholders of DIVERSINET CORP. (the "Corporation") will be held at the Hilton Toronto, Tom Thompson Room, 145 Richmond Street W, Toronto, Ontario, on Thursday, March 7, 2002 at the hour of 2:00 o'clock in the afternoon (Toronto time), for the following purposes:

1. To consider and receive the financial statements of the Corporation for the year ended October 31, 2001, together with the report of the auditors thereon;

2.   To  elect  directors;

3.   To  appoint auditors and authorize the directors to fix their remuneration;

4. To transact such other business as may properly come before the Meeting or any adjournments thereof.

Holders of common shares who are unable to attend the Meeting in person are requested to sign and return the enclosed form of proxy in the envelope provided for that purpose.

The Corporation's financial statements for the year ended October 31, 2001, the report of the auditors thereon to the shareholders, a management information circular and a form of proxy are enclosed herewith.

The board of directors has fixed the close of business on January 31, 2002 as the record date for the determination of holders of common shares entitled to notice of the Meeting and any adjournments thereof.

The board of directors has by resolution fixed the close of business on the second business day preceding the day of the Meeting or any adjournment thereof (excluding Saturdays, Sundays and holidays) as the time before which proxies to be used or acted upon at the Meeting or any adjournment thereof shall be deposited with the Corporation.

     DATED  at  Toronto  this  31st  day  of  January,  2002.

                              BY  ORDER  OF  THE
                              BOARD  OF  DIRECTORS

                              /s/ NAGY  MOUSTAFA

                              NAGY  MOUSTAFA
                              President  and  Chief  Executive  Officer

                                DIVERSINET CORP.


                         ANNUAL MEETING OF SHAREHOLDERS

                           TO BE HELD ON MARCH 7, 2002

                         MANAGEMENT INFORMATION CIRCULAR


                             SOLICITATION OF PROXIES

THIS  MANAGEMENT  INFORMATION  CIRCULAR  IS  FURNISHED  IN  CONNECTION  WITH THE
SOLICITATION OF PROXIES BY THE MANAGEMENT OF DIVERSINET CORP. (THE "CORPORATION") FOR USE AT THE ANNUAL MEETING OF SHAREHOLDERS (THE "MEETING") OF THE CORPORATION TO BE HELD AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ATTACHED NOTICE OF ANNUAL MEETING OF SHAREHOLDERS (THE "NOTICE OF MEETING"). IT IS EXPECTED THAT THE SOLICITATION WILL BE BY MAIL PRIMARILY, BUT PROXIES MAY ALSO BE SOLICITED PERSONALLY BY REGULAR EMPLOYEES OF THE
CORPORATION.  THE  COST  OF  SOLICITATION  WILL  BE  BORNE  BY  THE CORPORATION.

The Corporation may also pay brokers or other persons holding common shares in their own names or in the names of nominees for their reasonable expenses of sending proxies and proxy material to beneficial owners and obtaining their proxies.

No person is authorized to give any information or to make any representations other than those contained in this Circular and, if given or made, such information or representation should not be relied upon as having been authorized. Unless otherwise indicated, all dollar references in this circular are to Canadian dollars.

                      APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are officers of the Corporation. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM AND ON HIS BEHALF AT THE MEETING OR ANY ADJOURNMENTS THEREOF OTHER THAN THE PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY STRIKING OUT THE NAMES OF THE PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY AND BY INSERTING IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE THE NAME OF THE DESIRED PERSON OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, DELIVERY OF THE COMPLETED AND EXECUTED PROXY TO THE CORPORATION OR ITS TRANSFER AGENT PRIOR TO THE CLOSE OF BUSINESS ON THE SECOND BUSINESS DAY PRECEDING THE DAY OF THE MEETING OR ANY ADJOURNMENTS THEREOF.

A shareholder forwarding the enclosed proxy may indicate the manner in which the appointee is to vote with respect to any specific item by checking the appropriate space. If the shareholder giving the proxy wishes to confer a discretionary authority with respect to any item of business then the space opposite the item is to be left blank. The shares represented by the proxy submitted by a shareholder will be voted in accordance with the directions, if any, given in the proxy.

A shareholder who has given a proxy may revoke it at any time insofar as it has not been exercised. A proxy may be revoked, as to any matter on which a vote shall not already have been cast pursuant to the authority conferred by such proxy, by instrument in writing executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a body corporate, under its corporate seal or by an officer or attorney thereof duly authorized, and deposited either with the Corporation or its transfer agent, Computershare Trust Company, 100 University Avenue, Toronto, Ontario, M5J 2Y1 at any time up to and including the last business day preceding the day of the Meeting or any adjournments thereof, at which the proxy is to be used or with the Chairman of such Meeting on the date of the Meeting or any adjournments thereof, and upon either of such deposits the proxy is revoked. A proxy may also be revoked in any other manner permitted by law.

                        EXERCISE OF DISCRETION BY PROXIES

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the Shareholders appointing them. IN THE ABSENCE OF SUCH DIRECTION, SUCH SHARES WILL BE VOTED OR VOTED IN FAVOR OF THE PASSING OF ALL THE RESOLUTIONS DESCRIBED BELOW. THE ENCLOSED FORM OF PROXY CONFERS DISCRETIONARY AUTHORITY UPON THE PERSONS NAMED THEREIN WITH RESPECT TO AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING AND WITH RESPECT TO OTHER MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS THEREOF. At the time of printing of this management information circular, management knows of no such amendments, variations or other matters to come before the Meeting or any adjournments thereof other than the matters referred to in the Notice of Meeting.

                             NON-REGISTERED HOLDERS

Only registered shareholders or the person they appoint as their proxyholders are permitted to attend and/or vote at the Meeting. However, in any cases, shares of the Corporation beneficially owned by a holder (a "Non-registered Holder") are registered either:

     (a) in the name of an intermediary (an "intermediary") that the Non-Registered Holder deals with in respect of the shares, such as, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

     (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited) of which the Intermediary is a participant.

In accordance with the requirements of National Policy Statement No. 41 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Information Circular, the form of proxy, and the 2001 Annual Report (collectively, the "meeting materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very Often, Intermediaries will use service companies to forward the meeting materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive meeting materials will either:
                                                                ------

A. be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted. This form of proxy need not be signed by the Non-Registered Holder. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it as described above;

     or

B. more typically, be given a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the directions on the voting instruction form (which may in some cases permit the completion of the voting instructions form by telephone).

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the shares they beneficially own. Should a Non-Registered Holder who receives either a proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of
                  ---------
the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form. IN EITHER CASE, NON-REGISTERED HOLDERS SHOULD CAREFULLY FOLLOW THE INSTRUCTIONS OF THEIR INTERMEDIARIES AND THEIR SERVICE COMPANIES.

                 VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

As at January 31, 2002, 26,413,876 common shares of the Corporation were issued and outstanding. Each common share entitles the registered holder thereof to one vote at all meetings of shareholders.

All voting shareholders of record as of the time of the Meeting or any adjournments thereof are entitled either to attend and vote thereat in person the shares held by them or, provided a completed and executed proxy shall have been delivered to Computershare Trust Company of Canada within the time specified herein, to attend and vote thereat by proxy the shares held by them.

The Corporation has fixed January 31, 2002, as the record date for the purpose of determining shareholders entitled to receive notice of the Meeting. In accordance with the provisions of the Business Corporations Act (Ontario) (the "Act"), the Corporation will prepare a list of holders of shares at the close of business on the record date. Each holder of voting shares named in the list will be entitled to vote at the Meeting or any adjournments thereof the shares shown opposite his name on the list except to the extent that; (a) the shareholder has transferred any of his shares after the date on which the list was prepared; and (b) the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he owns such shares and demands not later than ten (10) days before the Meeting or any adjournments thereof that his name be included in the list before the Meeting or any adjournments thereof, in which case the transferee is entitled to vote his shares at the Meeting or any adjournments thereof.

To the knowledge of the directors and senior officers of the Corporation, there are no persons, firms or corporations which beneficially own or exercise control or direction over securities of the Corporation carrying more than ten (10%) percent of the voting rights attached to any class of outstanding voting securities of the Corporation.

                    BUSINESS TO BE TRANSACTED AT THE MEETING

A.     FINANCIAL  STATEMENTS

The consolidated financial statements of the Corporation for the fiscal year ended October 31, 2001 and the report of the auditors thereon accompany this circular.

B.     ELECTION  OF  DIRECTORS

The Board of Directors of the Corporation presently consists of eight (8) directors to be elected annually. The number of directors to be elected at the Meeting has been fixed at eight (8) persons. ALL OF THE NOMINEES ARE NOW DIRECTORS OF THE CORPORATION AND HAVE BEEN DIRECTORS SINCE THE DATES INDICATED BELOW. UNLESS AUTHORITY TO DO SO IS WITHHELD, THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE FOR THE ELECTION OF THE NOMINEES WHOSE NAMES ARE SET FORTH BELOW. Management does not contemplate that any of the nominees will be unable to serve as a director but if that should occur for any reason prior to the Meeting or any adjournments thereof, it is intended that discretionary authority shall be exercised by the person named in the enclosed form of proxy to vote the proxy for the election of any other person or person in place of any nominee or nominees unable to serve. Each director elected will hold office until the close of business of the first annual meeting of shareholders of the Corporation following his election unless his office is earlier vacated in accordance with the Corporation's by-laws.

The statement as to the shares of the Corporation beneficially owned or over which control or discretion is exercised by the nominees for election as directors hereinafter named is in each instance based upon information furnished by the person concerned. The names of the nominees for election as directors, their positions with the Corporation, the year they became a director of the Corporation and the number of shares beneficially owned, directly or indirectly, or over which control or direction is exercised is as follows:

                                                                                  NUMBER OF SHARES BENEFICIALLY
                                                   POSITION WITH     APPOINTED  OWNED, DIRECTLY OR INDIRECTLY, OR
NAME AND PRESENT PRINCIPAL OCCUPATION              THE CORPORATION     SINCE    OVER WHICH CONTROL OR DIRECTION IS
                                                                                            EXERCISED
------------------------------------------------  -----------------  ---------  ----------------------------------
Nagy Moustafa                                     President, Chief        1997                             522,250
President, Chief Executive Officer and Chairman   Executive Officer
of the Corporation                                and Chairman

Richard Palmer(4)                                 Executive Vice          2001                               1,400
Executive Vice President, Chief Financial         President,
Officer of the                                    Chief Financial
Corporation                                       Officer

Frank Clegg(2) (3) (5)                            Director                1998                                 NIL
President
Microsoft Canada

David F. Masotti  (1) (3) (7)                     Director                1998                                 NIL
Independent Consultant

John A. McMahon(2) (3) (8)                        Director                1998                                 NIL
Chairman and Chief Executive Officer
Continua Capital Inc.

Mark C. Steinman (1) (3) (9)                      Director                1998                                 NIL
Executive Vice-President and Chief Financial
Officer
Stelco Inc.

Tony Werner (2) (3) (10)                          Director                1998                                 NIL
Chief Technology Officer
Liberty Media Corporation

William W. Linton (1) (3) (6)                     Director                2000                                 NIL
President and Chief Executive Officer
Call-Net Enterprises Inc.


(1)  Member  of  the  Audit  Committee.
(2)  Member  of  the  Compensation  Committee.
(3)  Member  of  the  Special  Committee.
(4) Mr. Palmer has been Executive Vice President and Chief Financial Officer since August 1, 2000. On December 12, 2001 he was appointed a Director. From 1988 to July 2000 he held various positions culminating with the position of Senior Vice President, Finance at CTV Inc. (broadcaster).
(5) Mr. Clegg was appointed President of Microsoft Canada in 2000 (software development and information). From 1996 to 2000 he was the Vice-President, Microsoft Corp. - Central Region.
(6) Mr. Linton was appointed President and Chief Executive Officer of Call-Net Enterprises Inc. in September of 2000 (a Canadian telecommunications company). From 1998 to 1999 he was the Chairman and Chief Executive Officer of PRIOR Data Sciences, Inc. (software development and consulting). From 1994 to 1997 he was the Executive Vice-President and Chief Financial Officer of SHL Systemhouse, Inc. (information technology).
(7) Mr. Masotti is currently an Independent Consultant. He was the President and CEO of Skulogix Inc. (provider of Internet-based transaction services to retailers and manufacturers) from 1998 to 2000. From 1997 to 1998 he held the position of President of Spar Space Systems (aerospace equipment) and from 1996 to 1997 he held the position of Senior Vice-President, Business Development, Spar Aerospace Limited.
(8) Mr. McMahon is the Managing Partner of Continua Capital Inc. (strategic business and financial consulting services to emerging technology companies). From 1998 to 2000 he was the Chairman of NAME Inc. formerly EcomPark Inc. (strategic Internet services company). From 1995 to 1997 he was a strategic management consultant for several Canadian technology companies and an investment bank.
(9) Mr. Steinman has been the Executive Vice-President and Chief Financial Officer of Stelco Inc. (steel manufacturer) since July 12, 1999. From 1996 to May 1999 he was the Senior Vice-President and Chief Financial Officer of Spar Aerospace Limited.
(10) Mr. Werner was appointed the Chief Technology Officer of Liberty Media Corporation on August 27, 2001. From November 2000 to August 27, 2001 Mr. Werner was the President and Chief Executive Officer of Aurora Networks (designs and manufactures next generation optical networking equipment for the Broadband Industry). From 1997 to November 2000 he was the Executive Vice President of Engineering and Chief Technology Officer for AT&T Broadband formerly TCI Communications, Inc. ("TCIC") (cable communications services).

As at the date of this information circular, the directors and officers of the Corporation as a group, directly and indirectly, beneficially own or exercise control or discretion over 693,066 Common Shares, representing approximately 3% of the issued and outstanding Common Shares of the Corporation.

C.     APPOINTMENT  OF  AUDITORS

Shareholders will be asked at the Meeting to approve the appointment of KPMG, LLP Chartered Accountants, as auditors to the Corporation at a remuneration to be fixed by the directors. KPMG, LLP were appointed as the auditors of the Corporation on August 29, 2000. From March 1, 1999 to August 29, 2000 Ernst & Young, LLP were the Corporation's auditors. Prior to that time Zeifman & Company, LLP were the Corporation's auditors. UNLESS THE SHAREHOLDER DIRECTS THAT HIS OR HER COMMON SHARES ARE TO BE WITHHELD FROM VOTING IN CONNECTION WITH THE APPOINTMENT OF AUDITORS, THE PERSONS NAMED IN THE ENCLOSED FORM OF PROXY INTEND TO VOTE FOR THE APPOINTMENT OF KPMG, LLP, CHARTERED ACCOUNTANTS AS AUDITORS OF THE CORPORATION UNTIL THE NEXT ANNUAL MEETING OF SHAREHOLDER AND TO AUTHORIZE THE DIRECTORS TO FIX THEIR REMUNERATION.

                             EXECUTIVE COMPENSATION

SUMMARY  COMPENSATION  TABLE

The following table sets forth all compensation earned during the fiscal years ended October 31, 1999, October 31, 2000 and October 31, 2001 from the Corporation by its President and Chief Executive Officer and the other officers of the Corporation (the "Named Executive Officers"). The Corporation has determined that it had a total of five "Named Executive Officers" during the fiscal year.

                                     SUMMARY COMPENSATION TABLE

                                                                   LONG TERM
                                   ANNUAL COMPENSATION            COMPENSATION
                            ----------------------------------  -----------------
NAME AND PRINCIPAL                                              SECURITIES UNDER     ALL OTHER
POSITION                     SALARY    BONUS(6)   OTHER ANNUAL       OPTIONS       COMPENSATION
                      YEAR    ($)        ($)      COMPENSATION     GRANTED (#)          ($)
--------------------  ----  --------  ----------  ------------  -----------------  -------------

Nagy Moustafa (1)     2001   200,000  125,000(9)         6,000            400,000            NIL
President and Chief   2000   200,000    212,500          6,000            500,000            NIL
Executive Officer     1999   200,000    250,000          6,000            500,000            NIL

Richard Palmer (2)    2001   150,000   50,000(9)         4,800            305,000            NIL
Executive Vice        2000    33,077      9,082          1,000            100,000            NIL
President and Chief   1999       N/A        N/A            N/A                N/A            N/A
Financial Officer

Nick Darwish (3)      2001   140,000   50,000(9)         4,800             50,000            NIL
Vice-President,       2000    86,667     69,260          4,000             87,500            NIL
Business              1999       N/A        N/A            N/A                N/A            N/A
Development

Hussam Mahgoub (4)    2001   120,000   50,000(9)         4,800             50,000            NIL
Vice-President        2000   120,000     64,000          4,800             40,000            NIL
Products              1999    70,356     40,850          2,800             60,000      10,000(7)

Verne Meredith (5)    2001   172,197        NIL          3,500            130,000     147,635(8)
Vice-President        2000   125,725     68,000            NIL             97,500            NIL
Sales and Marketing   1999       N/A        N/A            N/A                N/A            N/A

NOTES:

(1) Nagy Moustafa was appointed President and Chief Executive Officer of the Corporation on November 10, 1997. See "Management Employment Contracts".
(2) Richard Palmer was appointed ExecutiveVice President and Chief Financial Officer of the Corporation on August 1, 2000. See "Management Employment Contracts".
(3) Nick Darwish was appointed Vice-President, Business Development of the Corporation on December 20, 1999. Subsequent to fiscal 2001 Mr. Darwish was appointed Vice President Sales and Marketing. See "Management Employment Contracts".
(4) Hussam Mahgoub was appointed Vice-President, Products of the Corporation on April 1, 1999. See "Management Employment Contracts".
(5) Verne Meredith was hired on a permanent full-time basis on January 2, 2001 to fulfill the role of Vice-President, Sales and Marketing. See "Management Employment Contracts". Mr. Meredith's employment with the Corporation terminated on September 21 2001. Amounts for fiscal 2000 were paid to Marketing Services International of which Mr. Meredith was the principal shareholder.
(6) Bonus allocations, if any, are determined annually at the discretion of the Board of Directors on the recommendations of the Compensation Committee. Bonuses are paid in the fiscal year following the year in which they are earned as the determination is made by the Board subsequent to the end of the fiscal year.
(7)  $10,000  paid  in  consideration  of  personal  moving  expenses.
(8) Severance paid to Verne Meredith upon termination of his employment on September 21, 2001.
(9) Bonuses for fiscal 2001 are payable upon attaining certain corporate objectives during fiscal 2002.

OPTION  GRANTS  IN  FISCAL  YEAR  ENDED  OCTOBER  31,  2001

Details of options granted to each Named Executive Officer during the fiscal year ended October 31, 2001 are as follows:

                                     % OF TOTAL      EXERCISE     MARKET VALUE OF
NAME                 SECURITIES       OPTIONS         PRICE          SECURITIES
                        UNDER         GRANTED       /SECURITY        UNDERLYING
                       OPTIONS    TO EMPLOYEES IN      ($)      OPTIONS ON THE DATE   EXPIRATION DATE (1)
                       GRANTED     FINANCIAL YEAR                OF GRANT/SECURITY
                         (#)                                            ($)
-------------------  -----------  ----------------  ----------  --------------------  --------------------
Nagy Moustafa            400,000               21%     US$2.22               US$2.22  January 11, 2006
President and Chief
Executive Officer

Richard Palmer           225,000               12%     US$1.00               US$1.00   October 1, 2006
Executive Vice            80,000              4.3%     US$2.22               US$2.22  January 11, 2006
President and Chief
Financial Officer

Nick Darwish              26,250              1.4%     US$2.22               US$2.22  January 11, 2006
Vice-President            50,000              2.7%     US$1.53               US$1.53     July 24, 2006
Business
Development

Hussam Mahgoub            30,000              1.6%     US$2.22               US$2.22  January 11, 2006
Vice-President
Products
Verne Meredith            30,000              1.6%     US$2.22               US$2.22  January 11, 2006
Vice-President           100,000              5.4%     US$4.22               US$4.22   January 2, 2006
Sales and
Marketing

(1) Pursuant to the Stock Option Plan of the Corporation, unexercised options are subject to early expiration upon the termination of employment of the optionee with the Corporation or its affiliates and on the optionee's retirement or death.

OPTIONS  EXERCISED  DURING  THE  FISCAL  YEAR  ENDED  OCTOBER  31,  2001

Details of aggregate number of options exercised by each Named Executive Officer during the fiscal year ended October 31, 2001 and particulars of the fiscal year end value of unexercised options held by Named Executive Officers are as follows:

                                                                                        VALUE OF UNEXERCISED
                                                         UNEXERCISED OPTIONS/SARS     IN-THE-MONEY OPTIONS/SARS
                          SECURITIES      AGGREGATE      AT OCTOBER 31, 2001 (#)      AT OCTOBER 31, 2001 (US$)
NAME AND                  ACQUIRED ON  VALUE REALIZED   EXERCISABLE/UNEXERCISABLE   EXERCISABLE/UNEXERCISABLE (1)
PRINCIPAL POSITION        EXERCISE #        (US$)
Nagy Moustafa                     NIL              NIL             750,000/550,000                 116,637/13,562
President and Chief
Executive Officer

Richard Palmer                    NIL              NIL              61,667/343,333                     NIL/94,162
Executive Vice President
and Chief Financial
Officer

Hussam Mahgoub                    NIL              NIL               65,382/64,168                     NIL/NIL
Vice-President, Products

Nick Darwish                      NIL              NIL              54,477/109,273                     NIL/NIL
Vice-President
Business Development

Verne Meredith                    NIL              NIL                     NIL/NIL                     NIL/NIL
Vice-President
Sales and Marketing

(1)     Based on a closing market price of US$1.27 per Common Share of the Corporation on October 31, 2001 on the
        NASDAQ  (the  last  trading  day  in  the  fiscal  year  of  the  Corporation).

OTHER  COMPENSATION  MATTERS

There were no long-term incentive awards other than stock options made to the Named Executive Officers of the Corporation during the fiscal year ended October 31, 2001. There are no pension plan benefits in place for the Named Executive Officers and none of the Named Executive Officers, senior officers or directors of the Corporation is indebted to the Corporation.

MANAGEMENT  EMPLOYMENT  CONTRACTS

Nagy Moustafa, the Corporation's President and Chief Executive Officer is employed pursuant to a written employment contract effective September 29, 1997 as amended. The contract provides for a five year term with an annual base salary of $220,000 and an annual performance bonus of up to $250,000. The contract provides for payment of twenty-four (24) months salary upon termination of employment, including termination as a result of a change-in-control or a change in responsibilities following a change-in-control. The agreement also contains certain non-competition and non-disclosure provisions.

Richard Palmer, Executive Vice-President and Chief Financial Officer, is employed pursuant to a written employment contract effective August 1, 2000 as amended. The contract is renewable annually with a base salary of $180,000 and a performance bonus of up to $150,000 ($250,000 for fiscal 2002) payable upon the achievement of personal goals and corporate objectives as agreed upon. The contract provides for payment of twelve (12) months salary upon termination of employment and twenty-four (24) months salary upon termination of employment as a result of a change-in-control or a change in responsibilities following a change-in-control. The agreement also contains certain non-competition and non-disclosure provisions and is subject to certain termination provisions.

Hussam Mahgoub, Vice-President, Products is employed pursuant to a written employment contract effective April 1, 1999 as amended. The contract is renewable annually with a base salary of $132,000 and a performance bonus of up to $100,000 payable upon the achievement of personal goals and corporate objectives as agreed upon. The contract provides for payment of six (6) months salary upon termination of employment and twenty-four (24) months salary upon termination of employment as a result of a change-in-control or a change in responsibilities following a change-in-control. The agreement also contains certain non-competition and non-disclosure provisions and is subject to certain termination provisions.

Nick Darwish, Vice-President, Business Development is employed pursuant to a written employment contract effective December 20, 1999 as amended. The contract is renewable annually with a base salary of $154,000 and a performance bonus of up to $100,000 payable upon the achievement of personal goals and corporate objectives as agreed upon. The contract provides for payment of six
(6) months salary upon termination of employment and twenty-four (24) months salary upon termination of employment as a result of a change-in-control or a change in responsibilities following a change-in-control. The agreement also contains certain non-competition and non-disclosure provisions and is subject to certain termination provisions.

Mr. Meredith was hired as an employee of Diversinet Corp. pursuant to a written employment contract effective January 2, 2001. The contract was renewable annually with a base salary of $170,000 and a performance bonus of up to $130,000 payable upon the achievement of sales and marketing department goals and corporate objectives as agreed upon. The contract provided for payment of six (6) months salary upon termination of employment. The agreement also contained certain non-competition and non-disclosure provisions and was subject to certain termination provisions. The employment contract was terminated on September 21, 2001.

COMPOSITION  OF  THE  COMPENSATION  COMMITTEE

During the fiscal year ended October 31, 2001 Frank Clegg (Chair), John McMahon and Tony Werner, all of whom are "unrelated" directors (see Statement of Corporate Governance Practices), comprised the Corporation's compensation committee (the "Compensation Committee").

REPORT  ON  EXECUTIVE  COMPENSATION

It is the responsibility of the Compensation Committee to determine the level of compensation in respect of the Corporation's senior executives (including Named Executive Officers) with a view to providing such executives with a competitive compensation package having regard to performance. Performance is defined to include achievement of the Corporation's strategic objective of growth, development of the business, enhancement of shareholder value and attainment of annual goals as set by the Board of Directors.

Compensation for executive officers is composed primarily of three components; base salary, performance bonuses and the granting of stock options. Performance bonuses are considered from time to time having regard to the above referenced objectives as well as the terms of each officer's employment contract.

In establishing the levels of base salary, the award of stock options and performance bonuses the Compensation Committee takes into consideration individual performance, responsibilities, length of service and levels of compensation provided by industry competitors.

COMPENSATION  OF  THE  CHIEF  EXECUTIVE  OFFICER

The Chief Executive Officer's compensation is paid in accordance with the terms of his employment contract (See "Management Employment Contracts") which provides for payment of an annual base salary of $220,000 and an annual performance bonus of up to $250,000. In addition, Mr. Moustafa participates in the Corporation's stock option plan.

Mr. Moustafa's bonus of $125,000 in respect of the year ended October 31, 2001, representing 50% of the maximum bonus payable under his employment contract is payable upon the achievement of certain corporate objectives in fiscal 2002. The amount of the bonus was based on the achievement by the Corporation and senior management for the year ended October 31, 2001.

Mr. Moustafa was granted options in respect of an aggregate of 400,000 common shares in accordance with the Corporation's stock option plan. The grant of options to Mr. Moustafa during the year ended October 31, 2001 was considered by the Compensation Committee as being desirable to maintain Mr. Moustafa's compensation at a competitive level.

The Compensation Committee did not directly base Mr. Moustafa's bonus and option grants on rates for comparable employers, although the Compensation Committee did consider the compensation of CEOs of other issuers in the same industry in determining Mr. Moustafa's overall compensation.

Submitted  on  behalf  of  the  Compensation  Committee:

John  McMahon  (Chair)
Frank  Clegg
Tony  Werner

COMPENSATION  OF  DIRECTORS

The directors of the Corporation receive no compensation for attending meetings of the Board of Directors or a committee of the Board of Directors.

None of the directors of the Corporation was compensated in his capacity as a director by the Corporation during the fiscal year ended October 31, 2001 pursuant to any other arrangement or in lieu of any standard arrangement. It has been the Corporation's practice to grant to a director 100,000 options to acquire common shares of the Corporation upon his or her election as a director. In addition the Corporation may grant directors additional options from time to time. During fiscal 2001 each "unrelated" director received an additional grant of 40,000 options. Such options are exercisable to acquire common shares at the market price on the day preceding the grant pursuant to the terms of the Corporation's stock option plan.

                  DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Corporation maintains insurance for its directors and officers against liability in their respective capacities as directors and officers. The annual premium payable by the Corporation in respect of such insurance is $207,966 USD and the total amount of insurance purchased for the directors and officers as a group is $15,000,000 USD. In addition to the premiums, the Corporation is liable to the extent of up to $125,000 USD per claim under the deductible provisions of the policy. No claims have been made under these policies to date.

                     INDEBTEDNESS OF DIRECTORS AND OFFICERS

None of the directors or officers of the Corporation, any proposed nominee for election as a director or any of their associates or affiliates is or has been indebted to the Corporation at any time since the beginning of the last completed fiscal year other than routine indebtedness (as defined in the Securities Act (Ontario)).

                             STOCK PERFORMANCE CHART

The following graph and chart assume that $100 was invested over a five year period commencing on October 31, 1997 and ending on October 31 of each subsequent year thereafter by comparing the yearly percentage change in the cumulative total shareholder return over those four years on the Corporation's common shares.

                                [GRAPHIC OMITED]

                            TSE  300    DIVERSINET
                           STOCK INDEX    CORP.
         October 31, 1997          100         100
         October 31, 1998           92          89
         October 31, 1999          109         813
         October 31, 2000          147         417
         October 31, 2001          106          86

                          INTERIM FINANCIAL STATEMENTS

Pursuant to National Policy Statement No. 41 published by the Canadian Securities Administrators in November, 1987, the Corporation is not required to mail out its interim quarterly financial statements. The Corporation maintains a supplemental mailing list containing the names of the holders of the securities of the Corporation to whom the interim financial statements of the Corporation will be mailed. A return card is enclosed with this management information circular permitting shareholders to request that they be placed on the supplemental mailing list.

STATEMENT  OF  CORPORATE  GOVERNANCE  PRACTICES

The Toronto Stock Exchange (the 'TSE") has issued a series of guidelines (the "TSE Guidelines") for effective corporate governance. These guidelines deal with matters such as the constitution and independence of corporate boards, their functions, the effectiveness and education of board members and other items dealing with sound corporate governance. The TSE requires that each listed corporation disclose on an annual basis its approach to corporate governance. Although the Corporation is not listed on the TSE, it refers to the TSE guidelines for guidance. The Corporation's approach to corporate governance is described below.

The Board of Directors is responsible for the supervision of the management of the Corporation's business and affairs. Under applicable law, the board is required to carry out its duties with a view to the best interests of the Corporation.

The frequency of the meetings of the Board of Directors as well as the nature of the agenda items change depending upon the state of the Corporation's affairs and in light of opportunities or risks which the Corporation faces from time to time.

COMPOSITION  OF  THE  BOARD

The TSE Guidelines recommend that a Board of Directors be constituted with a majority of individuals who qualify as "unrelated directors". The TSE Guidelines define an "unrelated director" as a director who is independent of management and free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with that director's ability to act with a view to the best interests of the corporation, other than an interest arising from shareholding. The TSE Guidelines also recommend that in circumstances where a corporation has a "significant shareholder" (a shareholder with the ability to exercise the majority of votes for the election of directors), the Board of Directors should include a number of directors who do not have interests in or relationships with either corporation or the significant shareholder, which fairly reflects the investment in the corporation by shareholders other than the significant shareholder. The Corporation does not have a "significant shareholder" at this time.

The directors of the Corporation have examined these definitions in the TSE Guidelines and have individually considered their respective interests in and relationships with the Corporation. As a consequence, the Board of Directors has concluded that six of the Board's eight members are "unrelated" within the meaning of the guidelines. Mr. Nagy Moustafa, President and Chief Executive Officer and Richard Palmer, Executive Vice President and Chief Financial Officer are related by virtue of being members of the management team. The Corporation does not have a significant shareholder (as defined above). The Board of Directors considers its current size of eight to be appropriate at the current time.

The Board of Directors believes that the presence of the President and Chief Executive Officer and the Executive Vice President and Chief Financial Officer on the Corporation's Board of Directors is key to the effective corporate governance of the Corporation. The knowledge and insight that these directors bring to the Board has been instrumental in creating a Board of Directors that functions effectively and, in turn, achieving the Corporation's successful development.

The Board of Directors has established a committee of outside directors to deal with corporate governance issues on an ad hoc basis.

Given that there is minimal turnover of the members of the Board of Directors, the board has determined that an orientation or education program for new members to the Board of Directors is not necessary at this time.

At present, in addition to those matters which must by law be approved by the Board of Directors, management seek board approval for any transaction that is out of the ordinary course of business or could be considered to be material to the business of the Corporation.

The Board of Directors has three standing committees: the Audit Committee, the Compensation Committee and the Special Committee. The Board of Directors does not have an Executive Committee.

COMMITTEES

AUDIT  COMMITTEE

The Audit committee is comprised of three "unrelated" directors. The Audit Committee's responsibilities included reviewing the Corporation's financial report procedures, the role of the internal auditor, the internal audit plan and the adequacy of its internal controls and information systems, the external audit plan and the independence and terms of engagement and fees of the external auditors and the performance of the Corporation's external auditors. The committee also has the responsibility to review, and to recommend for approval, the Corporation's interim unaudited consolidated financial statements and annual consolidated financial statements, and related press releases, prior to their approval by the full Board. The members of the Audit committee are Mark Steinman (Chair), William Linton and David Masotti.

COMPENSATION  COMMITTEE

The Compensation Committee is comprised of three "unrelated" directors. It is the responsibility of the Compensation Committee to determine the level of compensation in respect of the Corporation's senior executives (including Named Executive Officers) with a view to providing such executives with a competitive compensation package having regard to performance. Performance is defined to include achievement of the Corporation's strategic objective of growth, development of the business, enhancement of shareholder value and attainment of annual goals as set by the Board of Directors.

SPECIAL  COMMITTEE

The "unrelated" Directors are authorized (but not obligated) to meet from time to time as a Special Committee of the board with the membership and of such Special Committee from time to time determined by a majority of the "unrelated" Directors.

In furtherance of its mandate, a Special Committee may engage such professional advisers, as it considers appropriate, including legal, financial and accounting advisers, all at the expense of the Corporation.

                                     GENERAL

Management knows of no matters to come before the Meeting or any adjournments thereof other than the matters referred to in the Notice of the Meeting. However, if any other matters which are not now known to management should properly come before the Meeting or any adjournments thereof, the proxy solicited hereby will be voted on such matters in accordance with the best judgment of the persons voting the proxy.

                               DIRECTORS' APPROVAL

The undersigned hereby certifies that the contents and sending of this management information circular have been approved by the Board of Directors of the Corporation.

DATED  at  Toronto,  Ontario,  the  31st  day  of  January,  2002.

                                           BY  ORDER  OF  THE
                                           BOARD  OF  DIRECTORS

                                           /s/  Nagy Moustafa

                                           President and Chief Executive Officer
                                           January  31,  2002
                                           Toronto,  Ontario

                                [GRAPHIC OMITED]
                  FORM OF PROXY SOLICITED BY THE MANAGEMENT OF
                                DIVERSINET CORP.
                          FOR USE AT THE ANNUAL MEETING
                          OF SHAREHOLDERS TO BE HELD ON
                                  MARCH 7, 2002


The undersigned shareholder(s) of DIVERSINET CORP. (the "Corporation") hereby appoints Nagy Moustafa, President and Chief Executive Officer of the Corporation, or failing him Richard Palmer, Executive Vice President and Chief Financial Officer of the Corporation, or in lieu of the foregoing, ______________________________________________, as nominee of the undersigned to attend, act and vote for the undersigned at the annual and general meeting of shareholders of the Corporation (the "Meeting") to be held on the 7th day of March, 2002 and at all adjournments thereof (the "Meeting").

The undersigned specifies that all of the voting shares owned by him and represented by this form of proxy shall be:

                              (a) VOTED FOR ( ) WITHHELD FROM VOTING ( ) in respect of the election of directors;

                              (b) VOTED FOR ( ) WITHHELD FROM VOTING ( ) in respect of the appointment of KPMG LLP as auditors and authorizing the directors to fix their remuneration;

                              (c) VOTED at the discretion of the proxy nominee on such matters as may properly come before the Meeting or any adjournment thereof;

                              hereby  revoking  any proxy previously given.

                              IF ANY AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING ARE PROPOSED AT THE MEETING OR ANY ADJOURNMENTS THEREOF OR IF ANY OTHER MATTERS PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENTS THEREOF, THIS PROXY CONFERS DISCRETIONARY AUTHORITY TO VOTE ON SUCH AMENDMENTS OR VARIATIONS ON SUCH OTHER MATTERS ACCORDING TO THE BEST JUDGMENT OF THE PERSON VOTING THE PROXY AT THE MEETING OR ANY ADJOURNMENTS THEREOF.

                              DATED  THIS ______ DAY OF ____________, 2002.




                              ___________________________________________
                              Signature  of  Shareholder

                              ___________________________________________
                              Name  of  Shareholder  (Please  Print)


                                                            SEE NOTES ON REVERSE

NOTES:
1. This form of proxy must be dated and signed by the appointor or his attorney authorized in writing or, if the appointor is a body corporate, this form of proxy must be executed by an officer or attorney thereof duly authorized.

2. A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO ATTEND AND ACT FOR HIM AND ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THE ENCLOSED FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY STRIKING OUT THE NAMES OF THE PERSONS DESIGNATED THEREIN AND BY INSERTING IN THE BLANK SPACE PROVIDED FOR THAT PURPOSE THE NAME OF THE DESIRED PERSON OR BY COMPLETING ANOTHER FORM OF PROXY AND, IN EITHER CASE, DELIVERING THE COMPLETED AND EXECUTED PROXY TO THE CORPORATION OR ITS TRANSFER AGENT PRIOR TO THE CLOSE OF BUSINESS ON THE SECOND BUSINESS DAY PRECEDING THE DAY OF THE MEETING OR ANY ADJOURNMENTS THEREOF.

3. THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE INSTRUCTIONS OF THE SHAREHOLDER ON ANY BALLOT THAT MAY BE CALLED FOR AND, SUBJECT TO SECTION 114 OF THE BUSINESS CORPORATIONS ACT (ONTARIO), WHERE A CHOICE IS SPECIFIED, THE SHARES SHALL BE VOTED ACCORDINGLY AND WHERE NO CHOICE IS SPECIFIED, THE SHARES SHALL BE VOTED FOR THE MATTERS REFERRED TO. WHERE NO SPECIFICATION IS MADE TO VOTE OR WITHHOLD FROM VOTING IN RESPECT OF THE ELECTION OF DIRECTORS OR THE APPOINTMENT OF AUDITORS, THE SHARES WILL BE VOTED.

4. Proxies to be used at the Meeting must be received at the Corporation's office or the office of its transfer agent prior to the close of business on the second business day preceding the day of the Meeting or any adjournments thereof.

5. Please date the proxy. If not dated, the proxy shall be deemed to be dated on the date on which it is mailed.

6.   This  proxy  ceases  to  be  valid  one  year  from  its  date.

7. If your address as shown is incorrect, please give your correct address when returning this proxy.


PLEASE  RETURN  THIS  FORM  OF  PROXY,     COMPUTERSHARE TRUST COMPANY OF CANADA
IN  THE  ENVELOPE  PROVIDED  FOR           PROXY  DEPARTMENT
THAT  PURPOSE  (OR  BY  FAX)  TO:          100  UNIVERSITY  AVENUE
                                           TORONTO,  ONTARIO
                                           M5J  2Y1
                                           FAX:  (416)  981-9800

                                                               CUSIP # 25536K204


To:     REGISTERED  AND  BENEFICIAL  SHAREHOLDERS

Pursuant to National Policy Statement no. 41/Shareholder Communication, Diversinet Corp. (the "Corporation") is required to maintain a Supplemental Mailing List of shareholders who wish to receive interim financial statements of the Corporation. If you wish to be placed on the Supplemental Mailing List, please complete the information below and return this form to the address indicated below.

                                  PLEASE PRINT


NAME:                 ____________________________________________________

ADDRESS:              ____________________________________________________

PROVINCE/STATE:       ____________________________________________________

POSTAL/ZIP  CODE:     ____________________________________________________



                              Computershare  Trust  Company  of  Canada
                              100  University  Avenue
                              Toronto,  Ontario
                              M5J  2Y1